UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/23 AND ENDING 07/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **General Securities Corp**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
2007 Fayette

(No. and Street)

North Kansas   **mo**   **64116**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
David Miller   **8168106404**   dave@generalsecuritiesusa.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Thoma Faust, CPA LLC

(Name – If individual, state last, first, and middle name)

174 Coldbrook ct   **Lafayette**   **IN**   **47909**

(Address)   (City)   (State)   (Zip Code)

2/14/18   6479

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of General Securities Corp, as of 7/31, 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHERRY A KRUGER
NOTARY PUBLIC
COMM. NUMBER 12464101
MY COMMISSION EXPIRES 6/5/2028
CLAY COUNTY
NOTARY SEAL
STATE OF MISSOURI

Signature:

Title: President

Sherry A Kruger
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

General Securities, Corp.

Report on Audit of
Financial Statements

July 31, 2024

THOMAS FAUST, CPA
Certified Public Accountant

General Securities, Corp.
<u>*Table of Contents*</u>

General Securities, Corp.

Form ID-NEWCIK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ID
UNIFORM APPLICATION FOR ACCESS CODES TO FILE ON EDGAR

OMB APPROVAL
OMB Number: 3235-0328
Expires: February 28, 2025
Estimated average burden hours per response: 0.3

Form ID: Application for EDGAR Access

Applicant Type	Filer
Indicate whether the applicant is a company or individual	(•) Company ( ) Individual
Access codes will be used to submit draft registration or draft offering statement.	☐

Note: The Name of Applicant must be in English!
Please enter the name of applicant as specified in its charter.
Also, the value that you enter below may be conformed to meet EDGAR standards. Click here for details.

Name of Applicant :	General Securities Corp
Mailing Street 1	2007 Fayette
Mailing Street 2	
Mailing City	North KC
Mailing State/Country	MO
Mailing Zip/Postal Code	64116
Phone	8168106404

Note: If the potential filer does not have a TIN, enter "00-0000000" below.

Tax Identification Number (TIN)(DD-DDDDDDD)	43-0956982

Form ID: Filer Information

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section.

"Doing Business As" Name :	General Securities Corp

Note: The Foreign Name is intended to be the name of your company in any language other than English.

Foreign Name :	General Securities Corp
Business address same as mailing address. Business address is required if not the same.	☐
Business Street 1	2007 Fayette
Business Street 2	
Business City	North KC
Business State/Country	MO
Business Zip/Postal Code	64116
State of Incorporation	MO
Fiscal Year End (MM/DD)	07/31

Form ID: Contact Information

Contact for EDGAR Information, Inquiries, and Access Codes

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section.

Contact Name	David S Miller
Contact address same as Registrant General Information address. Contact address is required if not the same.	☐
Contact Street 1	2007 Fayette
Contact Street 2	
Contact City	North KC
Contact State/Country	MO
Contact Zip/Postal Code	64116
Contact Phone	8168106404

Note: The E-mail address below is where your new CIK will be sent after form submission and review. It is very important that you enter it correctly. To help ensure accuracy, you must enter it twice.

E-mail Address	dave@generalsecuritiesusa.com
Re-enter E-mail Address	dave@generalsecuritiesusa.com

Contact for SEC Account Information and Billing Invoices

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section.

Contact Name	David S Miller
Contact address same as Registrant General Information address. Contact address is required if not the same.	☐
Contact Street 1	2007 Fayette
Contact Street 2	
Contact City	North KC
Contact State/Country	MO
Contact Zip/Postal Code	64116
Contact Phone	8168106404

Form ID: Signature

Note: Only a duly authorized person - such as a partner, president, treasurer, corporate secretary, officer, or director - may sign this application on behalf of the applicant.

Refer to Volume I of the EDGAR Filer Manual for instructions on how to complete this section. If applicant is an individual, the applicant must sign the Form.

Signature	David S Miller
Date (MM/DD/YYYY)	10/29/2024
Title/Position	president

Form ID: Notarized Authentication

Signature of Authorized Person

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of General Securities, Corp., as of July 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of General Securities, Corp., as of July 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of General Securities, Corp.'s management. My responsibility is to express an opinion on General Securities, Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to General Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of General Securities, Corp.'s financial statements. The supplemental information is the responsibility of General Securities, Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
October 24, 2024

GENERAL SECURITIES, CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2024

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	216,115
Cash with clearing organization		51,198
Accounts receivable		15,145
Prepaid expenses		-
TOTAL CURRENT ASSETS		282,458
TOTAL ASSETS	$	282,458

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses payable	8,473
Commissions payable	12,252
Withheld and accrued payroll taxes	1,255
Income taxes payable	6,261
TOTAL LIABILITIES	28,241

STOCKHOLDER'S EQUITY

Common stock (30,000 shares authorized, 28,000 shares issued and outstanding)	28,000
Additional paid-in capital	87,848
Retained earnings	523,869
Treasury stock	(385,500)
TOTAL STOCKHOLDER'S EQUITY	254,217

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	282,458

GENERAL SECURITIES, CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2024

REVENUE

Commissions and 12b-1 fees from sale of investment company shares	$	91,301
Commissions on securities		55,991
Commissions on listed options		34,394
Other commissions		75,385
Other revenue		32,742
TOTAL REVENUE		289,813

EXPENSES

Compensation and related benefits	127,912
Commissions	44,306
Clearing and execution charges	40,912
Regulatory fees and expenses	10,050
Occupancy	20,513
Other expenses	24,123
TOTAL EXPENSES	267,816
Net income before income taxes	21,997
Income tax provision	5,840
NET INCOME	$ 16,157

GENERAL SECURITIES, CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BEGINNING BALANCE	$ 28,000	$ 87,848	$ 507,712	$ (385,500)	$ 238,060
Net income	-	-	16,157	-	16,157
Stockholder's distributions	-	-	-	-	-
ENDING BALANCE	$ 28,000	$ 87,848	$ 523,869	$ (385,500)	$ 254,217

GENERAL SECURITIES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	16,157
Adjustments to reconcile net income to net cash provided by		
operating activities:		
(Increase) decrease in operating assets:		
Cash with clearing organization		(979)
Accounts receivable		(1,660)
Prepaid expenses		1,100
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses payable		(8,027)
Commissions payable		2,940
Withheld and accrued payroll taxes		484
Income taxes payable		(1,489)
Net Cash Provided by Operating Activities		8,526
NET INCREASE IN CASH AND CASH EQUIVALENTS		8,526
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		207,589
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	216,115

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:		
Income taxes	$	7,329
Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— General Securities, Corp. (the Firm) was incorporated in the state of Missouri on August 21, 1969. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 non-carrying, non-custodian broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were cash equivalents of $196,795 at July 31, 2024.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts with balances in excess of insured limits at year-end.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Revenue Recognition—Revenue consists of commissions and 12b-1 fees on transactions of exchange listed equity securities, commissions on listed option transactions, commissions on annuities and other securities commissions. The Firm earns and records commissions on trades of exchange listed equities, options, and mutual funds on a trade-date basis. Revenue on 12b-1 fees are recognized and recorded as earned. .

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize revenue when the performance obligation is met

NOTE 2: CLEARING BROKER AGREEMENT

NOTE 5: COMMITMENTS AND CONTIGENCIES

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (the organization) whereby the organization will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the organization. As of January 26, 2016, Southwest Securities, Inc. merged with Hilltop Holdings, Inc. and the Firm now executes and clears securities transactions through Hilltop Securities, Inc. a division of Hilltop Holdings, Inc.

Management has evaluated other possible commitments and contingencies at July 31, 2024. They concluded that there were no other commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 6: RETIREMENT PLAN AND EMPLOYEE BENEFIT PLAN

The Firm adopted a 401(k) retirement plan effective August 1, 1995. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Firm. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Firm.

The Firm also has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees.

NOTE 7: OFFICE LEASE

The Firm operates in a leased building on a month to month basis. Rent expense was $12,150 for the year ended July 31, 2024. There were no future minimum lease payments under this lease.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At July 31, 2024, net capital as defined under this rule, equaled $248,992 which was $198,992 in excess of its minimum net capital requirement of $50,000 and $188,992 in excess of its 120% minimum net capital requirement. The ratio of aggregate indebtedness to net capital was 11.34%.

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended July 31, 2024 Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

GENERAL SECURITIES, CORP.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF JULY 31, 2024

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	254,217
Add other deductions or allowable credits		-
Less nonallowable assets from Statement of Financial Condition		(1,289)
Net capital before haircuts on securities positions		252,928
Less haircuts on securities		(3,936)
Net Capital	$	248,992
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on 6-2/3% of aggregate indebtedness		1,884
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	198,992
(A)-10% of total aggregate indebteness		2,824
(B)-120% of minimum net capital requirement		60,000
Net capital less greater of (A) or (B)	$	188,992
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	28,241
Adjustments for Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	28,241
Percentage of Aggregate Indebtedness to Net Capital		11.34%

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

As of July 31, 2024, there were no material differences between audited net capital above, and net capital as reported on PartIIA of the Firm's most recently file unaudited FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption Report of Broker and Dealers, in which (1) General Securities, Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) General Securities, Corp. stated that General Securities, Corp. met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

General Securities, Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

General Securities, Corp.

Lafayette, Indiana
October 24, 2024

 



General Securities Corp.™

2007 Fayette
N. Kansas City, MO 64116

816 472-7170
FAX 660-829-9339

October 15, 2024

RE: Exemption Statement Rule 15c3-3

To the best of my knowledge and belief, I, David S. Miller, President and Chief Compliance Officer state that General Securities Corp is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-S(d)(l) and (4).

General Securities Corp claimed an exemption under provision 17 C.F.R. section 240. 15c3-3 (k)(2)(ii) as the company is a non-carrying broker dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

General Securities Corp is also filing this Exemption Report because the Form's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. & 240.17a-5 are limited to effecting securities transactions via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to the Firm. In addition the Firm did not directly receive. Hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agents and not to VSI, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).

General Securities Corp has maintained compliance with these exemption provisions throughout the entire fiscal year without exception.

David S. Miller,
President and Chief Compliance Officer